FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5

(Address of principal executive offices)

Attachments:

1.

News Release August 9, 2005

2.

News Release August 11, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X                Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: September 27, 2005

                                                                                                       By:  “David H. Brett”

                                                                                                              David H. Brett

                                                                                                        Its     President & CEO

911 – 470 Granville St.

Vancouver, B.C. V6C 1V5

$520,000 Financing Closed

For Immediate Release.  Vancouver, BC, August 9, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has closed its previously announced Flow-Through private placement financing whereby 4,001,154 units at $0.13 per unit were issued for proceeds of $520,150.  Each of the units consist of one common share and one half of one warrant to purchase an additional common share at $0.15 for a period of one year with the following share amounts and expiry dates:

225,000 common shares expiry date of July 6 2006

80,000 common shares expiry date of July 14, 2006

480,770 common shares expiry date of August 3, 2006

306,150 common shares expiry date of August 5, 2006

83,333 common shares expiry date of August 10, 2006

All of the shares issued are subject to a four-month hold period with the following share amounts and expiry dates:

450,000 Flow-Through shares expiry date of October 7, 2005

160,000 Flow-Through shares expiry date of November 14, 2005

961,538 Flow-Through shares expiry date of December 4, 2005

612,300 Flow-Through shares expiry date of December 6, 2005

192,308 Flow-Through shares expiry date of December 11, 2005

A 10% finders fee in stock at $0.13 was payable on 3,086,154 of the shares resulting in the issuance of 96,154 common shares with a hold period expiry date of December 4, 2005 and 61,000 common shares with a hold period expiry date of November 14, 2005.  105,115 common shares are to be issued.  Insiders of the company subscribed for 660,000 of the units.  100,000 of the units are non-flowthrough.

$125,000 of the above funding (961,538 units) was provided by the MineralFields Group.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

911 – 470 Granville St.

Vancouver, B.C. V6C 1V5

Cusac Cuts 32 Metres Grading 2.03 g/tonne Gold at Taurus II Initial Results Encouraging

For Immediate Release.  Vancouver, BC, August 11, 2005. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that diamond drill hole 05BY-01, designed to test a wide zone of gold mineralization from the Backyard System, yielded strong gold values over significant widths, including a near surface intersection of 2.03 grams per tonne gold over 32 metres.

The Backyard System is one of a series of mineralized zones targeted for drill testing on Cusac’s 100% owned Table Mountain Gold Property. Located immediately north of Hwy 37 approximately 3 km north of the Company’s historic mining operations and 3.7 km south-east of the Taurus Project, on the adjacent property, the Backyard System was originally discovered by soil geochemical surveys and trenched by Erickson Gold  in the late 80’s.

Hole 05BY-01 was designed to test the down-dip continuity of the Backyard System.  A 150.85 metre interval of the hole transected several zones of strongly altered and mineralized volcanic rocks similar to those encountered at the adjacent Taurus Deposit   Results of composite assays from pyritized wall rock and vein stringer zones are given in the table below.

Drill Hole 05BY-01 Composites
From (m)	To (m)	Length (m)	Au (g/tonne)
First Zone
56.00	88.00	32.00	2.03
including
56.00	58.30	2.30	14.43
65.90	88.00	22.10	1.59
Second Zone
103.95	145.80	41.85	0.69
including
114.60	142.10	27.50	1.00
Third Zone
167.65	193.15	25.50	0.90
including
167.65	170.50	2.85	2.46
182.60	193.15	10.55	1.38

In light of the encouraging results on the Backyard System, which is open in all directions, the Company is proceeding with step-out drilling along strike to the west.  The Company has also completed two holes on the Somerville System, which encountered similar zones of quartz veining and alteration for which assays are pending.

“Our current exploration goal at Taurus II is to determine, by drilling, that gold grades exist over widths that can support a bulk tonnage operation in this new area of interest for Cusac,” said Cusac CEO David Brett. “We believe we have accomplished this goal and will seek to extend our drill program to Phase III as soon as possible.”

The technical content of this news release has been reviewed and approved by Dale A. Sketchley, M.Sc., P.Geo., a Qualified Person under NI 43-101.    All assays reported above were prepared by Acme Analytical Laboratories of Vancouver, BC.

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com